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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SUPERIOR CONSULTANT HOLDINGS CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

868146101

(Cusip Number)

William L. Deckelman, Jr., Esq.
Executive Vice President, Secretary
and General Counsel
Affiliated Computer Services, Inc.
2828 North Haskell Avenue
Dallas, Texas 75204

With a copy to:

Thomas W. Hughes, Esq.
D. Forrest Brumbaugh, Esq.
Fulbright & Jaworski L.L.P.
2200 Ross Ave., Suite 2800
Dallas, Texas 752011
Telephone: (214) 855-8000
Telecopier: (214) 855-8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868146101			Page 2 of 13

1.	Name of Reporting Person: AFFILIATED COMPUTER SERVICES, INC.		I.R.S. Identification Nos. of above persons (entities only): 510310342

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5,063,442*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5,063,442*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,063,442*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 48.0%*+

14.	Type of Reporting Person (See Instructions): CO/HC

* Represents the aggregate number of shares of common stock of Superior Consultant Holdings Corporation, a Delaware corporation (“Superior”), held by certain of Superior’s directors and executive officers who, in their capacities as stockholders of Superior (the “Subject Stockholders”), have entered into Voting and Tender Agreements, dated as of December 17, 2004 (the “Tender Agreements”), with Superior, Affiliated Computer Services, Inc., a Delaware corporation (“ACS”), and ACS Merger Corp., a Delaware corporation and wholly-owned subsidiary of ACS (“Acquisition Sub”), described herein. Such number does not include any shares of common stock of Superior, par value $0.01 per share (“Superior Stock”) issuable upon the exercise of company options held by the Subject Stockholders (the “Subject Stockholder Option Shares”). Neither ACS nor Acquisition Sub would have any right to vote or direct the vote and/or dispose or to direct the disposition of the Subject Stockholder Option Shares unless the Subject Stockholders exercise their options, which they have agreed not to do. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by ACS or Acquisition Sub that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

+ Based on 10,551,530 shares of common stock outstanding as of November 30, 2004, as represented in the Merger Agreement (as defined in Item 1).

CUSIP No. 868146101			Page 3 of 13

1.	Name of Reporting Person: ACS MERGER CORP.		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5,063,442*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5,063,442*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,063,442*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 48.0%*+

14.	Type of Reporting Person (See Instructions): CO/HC

* Represents the aggregate number of shares of Superior Stock held by the Subject Stockholders who have entered into the Tender Agreements described herein. Such number does not include any Subject Stockholder Option Shares. Neither ACS nor Acquisition Sub would have any right to vote or direct the vote and/or dispose or to direct the disposition of the Subject Stockholder Option Shares unless the Subject Stockholders exercise their options, which they have agreed not to do. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by ACS or Acquisition Sub that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

+ Based on 10,551,530 shares of common stock outstanding as of November 30, 2004, as represented in the Merger Agreement (as defined in Item 1).

CUSIP No. 868146101	SCHEDULE 13D	Page 4 of 13 Pages

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to shares of common stock, par value $0.01 per share (“Superior Stock”), of Superior Consultant Holdings Corporation, a Delaware corporation (“Superior”). The principal executive offices of Superior are located at 5225 Auto Club Drive, Dearborn, Michigan 48126.

Item 2. Identity and Background.

(a)	The names of the persons filing this statement are Affiliated Computer Services, Inc., a Delaware corporation (“ACS”), and ACS Merger Corp., a Delaware corporation and wholly-owned subsidiary of ACS (“Acquisition Sub”). ACS provides business process and information technology outsourcing solutions to world-class commercial and government clients. Acquisition Sub is a newly-incorporated corporation formed for the purpose of acquiring ownership of Superior.

(b)	The business address of each of ACS and Acquisition Sub is 2828 North Haskell Avenue, Dallas, Texas 75204.

(c)	Set forth in Schedule I-A to this Schedule 13D is the name and title, employer and business address of each of ACS’ executive officers and directors. Set forth in Schedule I-B to this Schedule 13D is the name and title, employer and business address of each of Acquisition Sub’s executive officers and directors.

(d)	During the past five years, neither ACS nor Acquisition Sub, nor to the knowledge of ACS or Acquisition Sub any person named in Schedule I-A or Schedule I-B to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, neither ACS nor Acquisition Sub, nor to the knowledge of ACS or Acquisition Sub any person named in Schedule I-A or Schedule I-B to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	All of the directors and executive officers of ACS named in Schedule I-A to this Schedule 13D are citizens of the United States. All of the directors and executive officers of Acquisition Sub named in Schedule I-B to this Schedule 13D are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     Neither ACS nor Acquisition Sub has paid any consideration in connection with the execution of the Merger Agreement (as defined in Item 4 herein) or the Tender Agreements (as defined in Item 4 herein) to the Subject Stockholders (as defined in Item 4 herein). Neither ACS nor Acquisition Sub expects to acquire any shares of Superior Stock pursuant to the Tender Agreements. ACS and Acquisition Sub expect to acquire all outstanding shares of Superior Stock pursuant to the Offer and the Merger (as defined in Item 4 herein). A description of the source and amount of funds required to purchase the shares of Superior Stock in the Offer pursuant to the Merger Agreement is contained in Section 10 of the Offer to Purchase, dated December 23, 2004, which was filed as Exhibit (a)(1) to the Schedule TO by ACS and Acquisition Sub on December 23, 2004, and which description is incorporated by reference herein.

Item 4. Purpose of the Transaction.

     (a) - (b) This Schedule 13D is being filed by ACS and Acquisition Sub and relates to the acquisition by ACS, through Acquisition Sub, of all of the outstanding shares of Superior Stock in a two-step transaction comprised of a cash tender offer for all of the issued and outstanding shares of Superior

CUSIP No. 868146101	SCHEDULE 13D	Page 5 of 13 Pages

Stock (the “Offer”), followed by a merger of Acquisition Sub with and into Superior (the “Merger” and together with the Offer, the “Acquisition”), pursuant to the Agreement and Plan of Merger among ACS, Acquisition Sub and Superior, dated as of December 17, 2004 (the "Merger Agreement”). The obligation of Acquisition Sub to accept for payment and pay for shares of Superior Stock validly tendered in the Offer (and not withdrawn) is subject to a number of conditions set forth in the Merger Agreement, including the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the valid tender of at least a majority of the “Fully Diluted Number of Shares,” which is defined in the Merger Agreement as the sum of (1) all then outstanding shares of Superior Stock, plus (2) the number of shares of Superior Stock issuable upon the exercise of any option, warrant, or other right to acquire capital stock of Superior, or upon the conversion of any security convertible into Superior Stock outstanding immediately prior to the acceptance of shares in the Offer; provided however, for purposes of clause (2) that portion of any option, warrant or other right that is not vested or exercisable immediately prior to the acceptance of shares of Superior Stock pursuant to the Offer, will not be deemed outstanding.

     The Merger Agreement further provides that following the successful completion of the Offer (and if necessary the adoption of the Merger Agreement by the holders of a majority of Superior’s outstanding shares), and subject to the satisfaction of certain additional conditions, Acquisition Sub will be merged with and into Superior, and Superior will become a wholly-owned subsidiary of ACS.

     In order to induce ACS to enter into the Merger Agreement, certain of Superior’s directors and executive officers collectively owning approximately 48.0% of the outstanding shares of Superior Stock (the “Subject Stockholders”) have entered into voting and tender agreements with Superior, ACS and Acquisition Sub pursuant to which they have agreed, in their respective capacities as stockholders of Superior, to tender all of their shares of Superior Stock, as well as any additional shares of Superior Stock which they may acquire (pursuant to Superior stock options or otherwise), to Acquisition Sub in the Offer (the “Tender Agreements”). Pursuant to the Tender Agreements, the Subject Stockholders have also agreed to vote all of their shares of Superior Stock in favor of the Merger, the execution and delivery by ACS of the Merger Agreement and the adoption and approval of the Merger Agreement. The Tender Agreements provide that they terminate upon any termination of the Merger Agreement, and that the Subject Stockholders may terminate their Tender Agreements if the Merger Agreement is amended to decrease the offer price set forth in the Merger Agreement or change the form or mix of consideration to be paid for the Superior Stock in the offer without the Superior stockholder’s prior consent.

     The following Subject Stockholders of Superior have entered into Tender Agreements with Superior, ACS and Acquisition Sub: Richard D. Helppie, Jr., Richard D. Helppie, Jr. Trust, U/T/A; Richard D. Helppie, Jr. Five Year Grantor Retained Annuity Trust, U/T/A; Ronald V. and Patricia C. Aprahamian; Charles O. Bracken; George S. Huntzinger; Richard P. Saslow; Richard S. Sorensen; John L. Silverman; Douglas S. Peters; Reginald M. Ballantyne, III; Satish K. Tyagi; and Susan M. Synor.

     The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and the Tender Agreements is qualified in its entirety by reference to the full texts of the Merger Agreement and the Form of Voting and Tender Agreement, filed as Exhibits (d)(1) and (d)(2), respectively, to the Schedule TO filed by ACS and Acquisition Sub on December 23, 2004, and such exhibits are incorporated by reference herein.

(c)	Not applicable.

(d)	The Merger Agreement provides that promptly upon the acceptance of and deposit of funds for payment for at least a majority of the shares of Superior Stock outstanding by ACS or Acquisition Sub pursuant to and in accordance with the terms of the Offer and the Merger Agreement, ACS will be entitled to designate the number of directors, rounded up to the next

CUSIP No. 868146101	SCHEDULE 13D	Page 6 of 13 Pages

whole number constituting at least a majority of the directors, on Superior’s board of directors equal to the product of (1) the number of directors on Superior’s board of directors (giving effect to any increase in the number of directors pursuant to the Merger Agreement); and (2) a fraction having a numerator equal to the aggregate number of shares of Superior Stock then beneficially owned by ACS or Acquisition Sub (including all shares of Superior Stock accepted for payment pursuant to the Offer) and having a denominator equal to the total number of shares of Superior Stock then outstanding. After such date, at ACS’ request, Superior will use all commercially reasonable best efforts to take all actions (including, to the extent necessary, obtaining resignations of incumbent directors and increasing the number of authorized directors) necessary to cause ACS’ designees to be elected to Superior’s board of directors. If the Merger is consummated, Superior will become a wholly-owned subsidiary of ACS, and ACS will have the sole right to determine the size and membership of Superior’s board of directors.

(e)	The Merger Agreement prohibits Superior from issuing securities, disposing of securities or changing its capitalization, except under limited circumstances set forth therein. Upon consummation of the Merger, the number of outstanding shares of Superior Stock will be adjusted as contemplated by the Merger Agreement. The Merger Agreement further prohibits Superior from declaring, accruing, setting aside or paying any dividend or making any other distribution in respect of any shares of capital stock, or repurchasing, redeeming or otherwise reacquiring any shares of capital stock or other securities. Upon consummation of the Merger, Superior will become a wholly owned subsidiary of ACS, and will cease to be a reporting company under the Exchange Act.

(f)	Upon consummation of the Merger, Superior will become a wholly-owned subsidiary of ACS.

(g)	The Merger Agreement provides that upon consummation of the Merger, the certificate of incorporation of Acquisition Sub, as in effect immediately prior to the Merger, will be the certificate of incorporation of the corporation surviving the Merger (the “Surviving Corporation”), and the bylaws of Acquisition Sub, as in effect immediately prior to the Merger, will be the bylaws of the Surviving Corporation. The Merger Agreement contains provisions that limit the ability of Superior to engage in a transaction that would entail a change of control of Superior during the pendency of the Merger Agreement.

(h)	Upon consummation of the Merger, Superior Stock will cease to be quoted on any quotation system or exchange.

(i)	Upon consummation of the Merger, Superior common stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(j)	Other than as described above, neither ACS nor Acquisition Sub currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) — (i) of Schedule 13D (although each of ACS and Acquisition Sub reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer.

     (a)-(b) As described in Item 4(a)-(b) of this Schedule 13D, as a result of the Tender Agreements, ACS and Acquisition Sub have the shared power to vote and dispose of 5,063,442 shares of Superior Stock, representing approximately 48.0% of the outstanding common stock of Superior as of November 30, 2004. This percentage is based on 10,551,530 shares of Superior Stock outstanding as of November 30, 2004, as represented in the Merger Agreement. ACS and Acquisition Sub expressly

CUSIP No. 868146101	SCHEDULE 13D	Page 7 of 13 Pages

disclaim beneficial ownership of any and all shares of Superior Stock which are subject to the Tender Agreements, and nothing herein shall be deemed an admission by ACS or Acquisition Sub as to the beneficial ownership of such shares for purposes of Rule 13d-2 under the Exchange Act or otherwise. A copy of the Merger Agreement and the Form of Tender Agreement, filed as Exhibits (d)(1) and (d)(2), respectively, to the Schedule TO filed by ACS and Acquisition Sub on December 23, 2004, are incorporated by reference herein and the preceding summary of certain provisions of the Merger Agreement and the Tender Agreements is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

(c)	Neither ACS nor Acquisition Sub, nor to the knowledge of ACS and Acquisition Sub any person named in Schedule I-A or Schedule I-B to this Schedule 13D, has effected any transaction in Superior Stock during the past 60 days, except as disclosed herein.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

     The information set forth, or incorporated by reference, in Items 3, 4 and 5 is incorporated by reference to this Item 6. Other than as described in Item 4 above, neither ACS nor Acquisition Sub is a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Superior, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Exhibit Description
1	Agreement and Plan of Merger, dated as of December 17, 2004, by and among Affiliated Computer Services, Inc., ACS Merger Corp. and Superior Consultant Holdings Corporation (filed as Exhibit (d)(1) to the Schedule TO filed by Affiliated Computer Services, Inc. and ACS Merger Corp. on December 23, 2004 and incorporated herein by reference).

2	Form of Tender and Voting Agreement, dated as of December 17, 2004, among Affiliated Computer Services, Inc., ACS Merger Corp., Superior Consultant Holdings Corporation and selected directors and officers of Superior Consultant Holdings Corporation (filed as Exhibit (d)(2) to the Schedule TO filed by Affiliated Computer Services, Inc. and ACS Merger Corp. on December 23, 2004 and incorporated herein by reference).

3	Offer to Purchase, dated December 23, 2004 (filed as Exhibit (a)(1) to the Schedule TO filed by Affiliated Computer Services, Inc. and ACS Merger Corp. on December 23, 2004 and incorporated herein by reference).

4	Five Year Competitive Advance and Revolving Credit Facility, dated as of October 27, 2004, by and among Affiliated Computer Services, Inc., other Borrowers from

CUSIP No. 868146101	SCHEDULE 13D	Page 8 of 13 Pages

time to time parties thereto, the Lender Parties from time to time party thereto, JPMorgan Chase Bank, as Administrative Agent, Wells Fargo Bank, National Association, as Syndication Agent, and others (filed as Exhibit 10.1 to ACS’ Current Report on Form 8-K, filed on October 29, 2004 and incorporated herein by reference).

CUSIP No. 86814601	SCHEDULE 13D	Page 9 of 13 pages

SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 23, 2004	Affiliated Computer Services, Inc.
	By:	/s/ John H. Rexford Name: John H. Rexford Title: Executive Vice-President
ACS Merger Corp.
	By:	/s/ John H. Rexford Name: John H. Rexford Title: Vice President

CUSIP No. 868146101	SCHEDULE 13D	Page 10 of 13 Pages

SCHEDULE I-A

Directors and Executive Officers of Affiliated Computer Services, Inc.

     Set forth in the table below are the name and title, employer, and business address of each of the directors and executive officers of Affiliated Computer Services, Inc. Each person listed below is a United States citizen.

Name and Title	Employer	Address
Jeffrey A. Rich Director	Affiliated Computer Services, Inc.	2828 North Haskell Avenue, Dallas, Texas 75204

Mark A. King President, Chief Operating Officer and Director	Affiliated Computer Services, Inc.	2828 North Haskell Avenue, Dallas, Texas 75204

Lynn R. Blodgett Executive Vice President and Group President — Commercial Solutions	Affiliated Computer Services, Inc.	2828 North Haskell Avenue, Dallas, Texas 75204

Harvey Braswell Executive Vice President and Group President — State Healthcare	Affiliated Computer Services, Inc.	2828 North Haskell Avenue, Dallas, Texas 75204

John M. Brophy Executive Vice President and Group President — State and Local Solutions	Affiliated Computer Services, Inc.	2828 North Haskell Avenue, Dallas, Texas 75204

William L. Deckelman, Jr. Executive Vice President, Corporate Secretary and General Counsel	Affiliated Computer Services, Inc.	2828 North Haskell Avenue, Dallas, Texas 75204

Warren D. Edwards Executive Vice President and Chief Financial Officer	Affiliated Computer Services, Inc.	2828 North Haskell Avenue, Dallas, Texas 75204

John H. Rexford Executive Vice President Corporate Development	Affiliated Computer Services, Inc.	2828 North Haskell Avenue, Dallas, Texas 75204

Donald G. Liedtke Executive Vice President	Affiliated Computer Services, Inc.	2828 North Haskell Avenue, Dallas, Texas 75204

Darwin Deason Chairman of the Board	Affiliated Computer Services, Inc.	c/o Affiliated Computer Services, Inc. 2828 North Haskell Avenue, Dallas, Texas 75204

Joseph P. O’Neill Director	Public Strategies Washington, Inc.	c/o Affiliated Computer Services, Inc. 2828 North Haskell Avenue, Dallas, Texas 75204

Frank A. Rossi Director	FAR Holdings Company, L.L.C.	c/o Affiliated Computer Services, Inc. 2828 North Haskell Avenue, Dallas, Texas 75204

J. Livingston Kosberg Director	Private Investor	c/o Affiliated Computer Services, Inc. 2828 North Haskell Avenue, Dallas, Texas 75204

CUSIP No. 868146101	SCHEDULE 13D	Page 11 of 13 Pages

Name and Title	Employer	Address
Dennis McCuistion Director	McCuiston & Associates	c/o Affiliated Computer Services, Inc. 2828 North Haskell Avenue, Dallas, Texas 75204

CUSIP No. 868146101	SCHEDULE 13D	Page 12 of 13 Pages

SCHEDULE I-B

Directors and Executive Officers of ACS Merger Corp.

     Set forth in the table below are the name and title, employer, and business address of each of the directors and executive officers of ACS Merger Corp. Each person listed below is a United States citizen.

Name and Title	Employer	Address
Jeffrey A. Rich Director	Affiliated Computer Services, Inc.	2828 North Haskell Avenue, Dallas, Texas 75204

Lynn R. Blodgett President	Affiliated Computer Services, Inc.	2828 North Haskell Avenue, Dallas, Texas 75204

John H. Rexford Vice President	Affiliated Computer Services, Inc.	2828 North Haskell Avenue, Dallas, Texas 75204

David Jarrett Vice President	Affiliated Computer Services, Inc.	2828 North Haskell Avenue, Dallas, Texas 75204

William L. Deckelman, Jr. Vice President, Secretary and Director	Affiliated Computer Services, Inc.	2828 North Haskell Avenue, Dallas, Texas 75204

Nancy P. Vineyard Treasurer	Affiliated Computer Services, Inc.	2828 North Haskell Avenue, Dallas, Texas 75204

Wayne R. Lewis Assistant Secretary	Affiliated Computer Services, Inc.	2828 North Haskell Avenue, Dallas, Texas 75204

Cynthia L. Hageman Assistant Secretary	Affiliated Computer Services, Inc.	2828 North Haskell Avenue, Dallas, Texas 75204

CUSIP No. 868146101	SCHEDULE 13D	Page 13 of 13 Pages

EXHIBIT INDEX

Exhibit No.	Exhibit Description
1
Agreement and Plan of Merger, dated as of December 17, 2004, by and among Affiliated Computer Services, Inc., ACS Merger Corp. and Superior Consultant Holdings Corporation (filed as Exhibit (d)(1) to the Schedule TO filed by Affiliated Computer Services, Inc. and ACS Merger Corp. on December 23, 2004 and incorporated herein by reference).

2
Form of Tender and Voting Agreement, dated as of December 17, 2004, among Affiliated Computer Services, Inc., ACS Merger Corp., Superior Consultant Holdings Corporation and selected directors and officers of Superior Consultant Holdings Corporation (filed as Exhibit (d)(2) to the Schedule TO filed by Affiliated Computer Services, Inc. and ACS Merger Corp. on December 23, 2004 and incorporated herein by reference).

3
Offer to Purchase, dated December 23, 2004 (filed as Exhibit (a)(1) to the Schedule TO filed by Affiliated Computer Services, Inc. and ACS Merger Corp. on December 23, 2004 and incorporated herein by reference).

4
Five Year Competitive Advance and Revolving Credit Facility, dated as of October 27, 2004, by and among Affiliated Computer Services, Inc., other Borrowers from time to time parties thereto, the Lender Parties from time to time party thereto, JPMorgan Chase Bank, as Administrative Agent, Wells Fargo Bank, National Association, as Syndication Agent, and others (filed as Exhibit 10.1 to ACS’ Current Report on Form 8-K, filed on October 29, 2004 and incorporated herein by reference).